January 9, 2001



Rubin Investment Group
4929 Wilshire Boulevard, Suite 428
Los Angeles, California  90010

Attn:  Daniel J. Rubin

Re:   Warrants to Purchase Stock of View Systems, Inc. (the "Company")
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Gentlemen:

                  This  letter  concerns  Common  Stock  Purchase   Warrants  to
purchase shares of our common stock issued to you on February 18, 2000, as follows:

                           (i) a First Common Stock Purchase Warrant (the "First
Warrant") to purchase 1,500,000 shares at $2.00 per share which were to expire as to 1,000,000 shares on July 18, 2000 and as to 500,000 shares on August 18, 2000. You exercised your rights under the First Warrant for the purchase of 265,000 shares at a modified price of $.50 per share.

                           (ii) a Second  Common  Stock  Purchase  Warrant  (the
"Second Warrant") to purchase 1,000,000 shares at $2.00 per share which were to expire on February 18, 2003. (The First Warrant and the Second Warrant are collectively referred to as the "Warrants".)

                  The above described Warrants were issued pursuant to and in consideration of the terms and conditions of an executed Term Sheet between us dated February 11, 2000, a copy of which is attached (the "Term Sheet"). Under the Term Sheet you agreed (i) to invest $300,000 to $750,000 in public relations on behalf of the Company relatively evenly over six months, and (ii) to exert best efforts to improve shareholder value of the Company.

                  We had modified the terms of the Warrants for your benefit several times since the date of the Term Sheet, in further efforts to induce you to perform your obligations and in consideration of your further promises and commitments. These undertakings by you included your conducting media and stockholder relations and other services on behalf of the Company, arranging financings for the Company, and assistance to the Company in its sales, operations and financing efforts. However, as of the date hereof, you have not performed any of your obligations and commitments under either the Term Sheet or our additional agreements. Furthermore, we have been advised that your activities in the Company's stock are being investigated by the Securities and Exchange Commission for certain alleged wrongdoing, including alleged manipulation of the Company's stock prices. Your failure to honor your commitments, promises and undertakings has caused very substantial harm to the Company.

                  This letter is to inform you that the Company has therefore terminated and canceled the Warrants, and has given instructions to its Transfer Agent not to issue any shares of stock of the Company upon any purported exercise of any portion of the Warrants.

                                               Very truly yours,

                                               VIEW SYSTEMS, INC.


                                               By:/s/ Gunther Than
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                                                  Gunther Than, President